Exhibit 4.45

STOCK OPTION AGREEMENT

BETWEEN	HENRY BIRKS & SONS INC. a company duly incorporated according to the laws of Canada, having its head office at 1240 Phillips Square, Montreal, (Quebec); hereinafter referred to as “Birks”;

AND	FILIPPO RECAMI

Whereas Filippo Recami is employed by a related corporation of Birks;

Whereas Filippo Recami is a member of the Board of Directors, of the Development Committee and other ad hoc Committees of Birks hereinafter collectively referred to as the “Board”.

Whereas it is in the best interests of Birks to encourage a sense of proprietorship on the part of Filippo Recami and to induce Filippo Recami to continue in the service of a corporation related to Birks.

Now therefore the parties have agreed as follows:

Grant of options: Birks hereby grants to Filippo Recami an option to acquire 126,672 non-voting common shares (“Shares”), representing 2% of the issued and outstanding Shares in the capital stock of Birks on June 1st, 1999, upon the following terms and conditions:

Exercise Price: The exercise price shall be an amount equal to CDN$6.25 per Share, which the parties together with the auditors of Birks have determined to be the fair market value for such Share as of the date of this agreement (the “Exercise Price”). It is agreed that the Exercise Price has been determined on the basis of the current number of issued and outstanding Shares, being 6,313,618.

Reorganization of share capital: In the event of a reorganization of the capital stock of Birks or if its Shares are subdivided, consolidated, converted, reclassified or split or that any other action of a similar nature affecting the Shares is taken by Birks, then the option and the Exercise Price shall be adjusted accordingly.

Henry Birks et Fils Inc. • Henry Birks & Sons Inc.

Option period: Unless otherwise provided in this agreement, the option shall be exercisable in whole or in part at any time prior to November 1st, 2009 (“the Option Period”).

Cessation of function: If Filippo Recami ceases to serve on the Board prior to the end of the Option Period, other than by reason of Death, Disability or Retirement, the option shall remain exercisable for a period of 3 months from the date of such cessation but no later than the end of the Option Period, and thereafter the option shall expire. Notwithstanding the provisions of this section, if Filippo Recami resigns from his position or if his employment with any corporation related to Birks is terminated for cause the option shall expire immediately.

Disability: If Filippo Recami ceases to serve on the Board prior the end of the Option Period by reason of Disability, the option shall remain exercisable, for a period of 6 months from the date of Disability, but no later than the end of the Option Period, and thereafter the option shall expire. For the purpose of this agreement Disability means a physical or mental impairment sufficient to make the individual eligible for benefits under a long-term disability program.

Retirement: If Filippo Recami ceases to serve on the Board prior the end of the Option Period by reason of Retirement, the option shall remain exercisable, for a period of 6 months from the date of Retirement, but no later than the end of the Option Period, and thereafter the option shall expire. For the purpose of this agreement Retirement means cessation of function at or after the age of 60 years, except in the case of termination for cause or Disability

Death: If Filippo Recami ceases to serve on the Board prior the end of the Option Period by reason of Death, the option shall remain exercisable by his estate, for a period of 12 months from the date of Death, but no later than the end of the Option Period, and thereafter the option shall expire.

Brokerage fees upon transfer: Filippo Recami shall be responsible for the payment of any brokerage fees in respect of the sale or transfer of Share acquired as a result of exercising the option hereby granted.

Rights not transferable: Except as provided herein, the rights of Filippo Recami pursuant to this agreement are non-assignable and non-transferable in whole or in part, either directly or indirectly. No attempted assignment or transfer thereof otherwise than in accordance with the provisions hereof shall be effective.

Responsibility for tax: Birks shall not be responsible for any tax which may be payable by Filippo Recami as a consequence of this agreement, exercise of option or sale or transfer of Shares.

Applicable law: This agreement shall be governed by the laws of the Province of Quebec and the laws of Canada applicable therein.

No further rights: This agreement shall not entitle Filippo Recami to be re-elected to the Board or to continue in the employment of any related corporation of Birks.

Source of option: The option described in this agreement and any Shares acquired pursuant to its exercise shall not be governed by Birks Employee Stock Option Plan established effective May 1, 1997.

Language: Les parties aux présentes ont exigé que cette convention soit redigée en anglais. The parties hereto have required that this agreement be written in English.

Henry Birks & Sons Inc.		Filippo Recami
Per:	Dr. Lorenzo Rossi di Montelera, Chairman

3